UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

PVA CAPTIAL CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

693654 10 5
(CUSIP Number)

Umberto P. Fedeli
The Fedeli Group
5005 Rockside Road, Fifth Floor
Independence, Ohio  44131
(216) 328-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

    *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693654 10 5	SCHEDULE 13D/A	Page 2 of 4

1	NAME OF REPORTING PERSON Umberto P. Fedeli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ (SEE INSTRUCTIONS)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,522,746 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,522,746 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,522,746
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 28,431 shares held by the Fedeli Family Charitable Foundation; 2,841 shares owned by Mr. Fedei's wife's IRA, for which Mr. Fedeli disclaims beneficial ownership; and 80,071 shares that Mr. Fedeli may be deemed to beneficially owne upon the exercise of warrants.  For additional information, see Item 5.

(2)	Based on 25,402,218 shares outstanding at April 5, 2010 and assumes that warrants have been exercised to acquire a total of 80,071 shares.

    This Amendment No. 7 to Schedule 13D is filed by Umberto P. Fedeli relating to shares of common stock, par value, $0.01 per share (the "Common Stock"), of PVF Capital Corp. (the "Company").

Item 5.    Interest in Securities of the Issuer

    Items 5(a) and (b) are hereby amended and supplemented as follows:

   (a) and (b)  As of the date of this amended Schedule 13D, there were 25,402,218 shares of Common Stock outstanding.

   Mr. Fedeli beneficially owns 2,522,746 shares, or 9.9% of the Company’s outstanding shares of Common Stock.  Such amount includes 2,411,403 shares owned individually and 28,431 shares owned by the Fedeli Family Charitable Foundation, of which Mr. Fedeli is the president, as to which shares Mr. Fedeli has sole voting and dispositive power.  Mr. Fedeli may be deemed to beneficially own 2,841 shares owned by his wife’s IRA.  Mr. Fedeli disclaims beneficial ownership of the shares owned by his wife’s IRA.

   Mr. Fedeli also may be deemed to beneficially own shares he may acquire upon the exercise of warrants.  On June 23, 2010, Mr. Fedeli entered into a letter agreement (the “Agreement”) with PVF Capital Corp., pursuant to which he agreed he would keep his ownership level, including shares he acquires upon the exercise of warrants, at or below 9.9% of the outstanding Common Stock unless he has received the prior approval or nonobjection of the Office of Thrift Supervision.  As a result of the execution of the Agreement, based upon the number of shares of Common Stock outstanding as of the date of this amended Schedule 13D, the number of shares Mr. Fedeli may be deemed to own upon the exercise of warrants is limited to 80,071 shares, which is the number of shares Mr. Fedeli can currently acquire upon the exercise of warrants while maintaining his ownership level at 9.9% of the outstanding Common Stock.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1    Letter Agreement, dated June 23, 2010, between Umberto P. Fedeli and PVF Capital Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

July 15, 2010	By:	/s/ Umberto P. Fedeli
Umberto P. Fedeli

[The Fedeli Group Letterhead]

June 23, 2010

PVF Capital Corp.
30000 Aurora Road
Solon, Ohio  44139

Gentlemen:

This will confirm my agreement with PVF Capital Corp., (the “Company”) with respect to the warrants dated March 16, 2010 (the “Warrants”) I received from the Company in connection with my exchange of trust preferred securities for cash, shares of the Company common stock, par value $.01 per share (the “Common Stock”), and Warrants, which exchange was completed March 16, 2010.

I hereby agree that, unless I receive prior approval or nonobjection from the Office of Thrift Supervision (the “OTS”), pursuant to 12 C.F.R. Part 574, I will keep my ownership level, including shares I acquire upon exercise of the Warrants, at or below 9.9% of the outstanding Common Stock at all times.

Sincerely,

/s/ Umberto P. Fedeli

Umberto P. Fedeli

Accepted and Agreed this 23rd day of June, 2010

PVF Capital Corp.

By:           /s/ Robert J. King, Jr.
Name:      Robert J. King, Jr.
Title:        President and CEO